PRICEWATERHOUSECOOPERS (LOGO)



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (212) 596 8000
Facsimile (212) 596 8910



Report of Independent Accountants


February 29, 2000


To the Board of Directors and Shareholder of GMAC Commercial Mortgage Corporation

We have examined the accompanying management assertion, dated February 29, 2000, about GMAC Commercial Mortgage Corporation's (the "Company") compliance with its established minimum servicing standards ("Servicing Policy") as of and for the year ended December 31, 1999. Management is responsible for the Company's compliance with the Servicing Policy. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with the standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the Servicing Policy.

In our opinion, management's assertion that the Company complied with the aforementioned Servicing Policy as of and for the year ended December 31, 1999 is fairly stated, in all material respects.


Pricewaterhouse Coopers  LLP